Exhibit 1

R.V.B. Holdings Ltd (f/k/a B.V.R. Systems (1998) Ltd.) Announces the
 Company's New Name, the Company's New Ticker Symbol and the
Appointment of its New Chief Executive Officer

Tel-Aviv, Israel – March 2, 2010– R.V.B. Holdings Ltd (f/k/a B.V.R. Systems (1998) Ltd.) ("RVB") announced today that it has changed its name from B.V.R. Systems (1998) Ltd. to R.V.B. Holdings Ltd following the sale of substantially all of its assets to Elbit Systems Ltd. in November 2009.  RVB has changed the ticker symbol of its ordinary shares to RVBHF.OB in order to reflect the company's name change.

The company announced today the appointment of Aviv Tzidon as its Chief Executive Officer. Mr. Tzidon currently serves as Chairman of RVB's Board of Directors and is the company's controlling shareholder.  The appointment of Mr. Tzidon as CEO and the resolution to change the company's name to R.V.B. Holdings Ltd were approved by RVB's shareholders at the company's Extraordinary General Meeting of Shareholders which was held on January 4, 2010.  Mr. Tzidon's appointment is effective as of November 19, 2009 and the company's name change was approved by the Israel Registrar of Companies on January 12, 2010.  The company's new ticker symbol, RVBHF.OB, became effective on March 2, 2010.  The company's shares are traded on the OTCBB.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on the current expectations of the management of RVB only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  RVB undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  For a more detailed description of the risk and uncertainties affecting RVB, reference is made to RVB's reports filed from time to time with the Securities and Exchange Commission.

Contacts:
Aviv Tzidon, CEO and Chairman
RVB Holdings Ltd
avivtzidon@gmail.com